EXHIBIT 99.1

Press Release Dated April 23, 2013, Suncor Energy to release first quarter 2013 financial results and hold annual general meeting of shareholders

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release first quarter 2013 financial results and hold annual general meeting of shareholders

Calgary, Alberta (April 23, 2013) — Suncor Energy will release its first quarter financial results on Monday, April 29, 2013 at 8 p.m. MT (10 p.m. ET).

Following the release, a teleconference to review the first quarter will be held at 7:30 a.m. MT (9:30 a.m. ET) on Tuesday, April 30, 2013. Representing management will be Steve Williams, chief executive officer, and Bart Demosky, chief financial officer. A question and answer period will follow brief remarks from management. Steve Douglas, vice president, Investor Relations, will host the call.

To participate in the teleconference:

•                  if calling from North America: 1 866-226-1793

•                  if calling from outside North America: +1 416-340-2218

To participate in the conference via webcast, go to www.suncor.com/webcasts.

An archive of the conference call will be available until May 7, 2013.

To access the archive:

•                  from North America: 1 800-408-3053 (pass code: 4785084)

•                  from outside North America: +1 905-694-9451 (pass code: 4785084)

Suncor Energy annual general meeting

Tuesday, April 30, 2013

Telus Convention Centre

120 9 Avenue S.E.

Calgary, Alberta

Following the first quarter teleconference, Suncor will host its annual general meeting of shareholders at 10:30 a.m. MT (12:30 p.m. ET). Media will be asked to show accreditation.

The event will be webcast live on www.suncor.com/webcasts and archived for 90 days.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Suncor Energy
150 6 Avenue S.E. Calgary Alberta T2P 3E3
www.suncor.com

Investor inquiries:
800-558-9071
invest@suncor.com

Media inquiries:
403-296-4000
media@suncor.com